

September 5, 2012

Via E-mail
Lloyd C. Blankfein
Chairman and Chief Executive Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-14965**

Dear Mr. Blankfein:

We have reviewed your filings and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 5 – Fair Value Measurements, page 13

1.  In the tabular presentation disclosed on page 14, you present total financial liabilities at fair value on a net basis. To enhance the transparency of your disclosure, please present total financial liabilities at fair value similar to your presentation of total financial assets at fair value by disclosing total financial liabilities at fair value by gross basis then a

separate line item showing the effect of any counterparty netting and/or cash collateral. Refer to ASC 820-10-50-3.

Note 6 –Cash Instruments, page 15
Level 3 Cash Instruments, page 15

2.      You disclose on pages 17, 29, and 41-42 the range of significant unobservable inputs for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance, as well as qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Given the wide range of assumptions for several of the categories, please consider revising your disclosure here and the section on page 29 in future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average (e.g., weighted average by notional, principal, etc.).

3.      Further, in your future filings, please consider revising your fair value methodology tables, here and elsewhere in your filing as appropriate, quantify the dollar amount of financial instruments for which fair value is determined for each methodology listed.  We believe such disclosure is helpful in allowing the reader and improves transparency.

Transfers Between Levels of the Fair Value Hierarchy, page 19

4.      We note during the three and six months ended June 30, 2012 transfers of cash instruments between Level 1 and 2 primarily reflected transfers to Level 2 of certain non-U.S. government obligations and certain public equity investments.  Please revise to more clearly provide the disclosures required by ASC 820-10-50-2bb as it relates to a separate discussion of the transfers into and out of each level.  In addition, to enhance the transparency of your disclosure, please quantify the amount when discussing the transfers in and out of Levels 1 and 2.   For example, we believe it would be beneficial to investors to know the amount of non-U.S. government obligations and public entity investments that were transferred to Level 2 for the period ending June 30, 2012.

Note 7 – Derivatives and Hedging Activities, page 25
Valuation Techniques for Derivatives, page 27

5.      We note that you value your Level 2 exchange-traded derivatives using models that calibrate to market-clearing levels of OTC derivatives.  Furthermore, you discuss on page 28 that Level 3 OTC derivatives are valued using models which utilize observable Level 1 and/or Level 2 inputs, as well as unobservable inputs.  In future filings, please expand your disclosure to specifically discuss the valuation methods used in valuing these instruments.  Refer to ASC 820-10-50-2bbb.

Note 8 – Fair Value Option, page 40
Fair Value of Other Financial Assets and Financial Liabilities by Level, page 42

6.      Please revise your future filings to more clearly provide the disclosures required by ASC 820-10-50-2bb as it relates to transfers between Level 1 and Level 2 of the fair value hierarchy.  To the extent no such transfers occurred at the end of the reporting period, please disclose that fact in future filings.

Note 13 – Goodwill and Identifiable Intangible Assets, page 62

7.      You disclose at the bottom of page 62 that, for purposes of your goodwill impairment test, the net book value of each reporting unit reflects the estimated amount of shareholders' equity required to support the activities of the reporting unit.  Please address the following regarding this disclosure in your response as well as your future filings:

- To the extent the total capital allocated to your reporting units is more or less than the total shareholders' equity of the company, please explain how you account for any difference and quantify such amount. In this regard, clarify whether the carrying value assigned to your reporting units is always equal to the risk capital determined for each reporting unit, or whether any excess or deficit of total shareholders' equity of the Company over the total calculated risk capital amounts for each of the reporting units is allocated to the reporting units during certain periods, and if so, how.

- Expand your disclosure in future filings to more clearly discuss how the carrying values of your reporting units are determined. Additionally, to the extent that you do not determine the individual assets and liabilities of your reporting units for purposes of determining the carrying value of the reporting unit, please expand your discussion of how you perform Step 2 of the goodwill impairment test under your methodology when you are required to do so.

Note 18 – Commitments, Contingencies and Guarantees, page 71
Commercial Lending, page 71

8.      You disclose that Sumitomo Mitsui Financial Group, Inc. (SMFG) provides the company with credit loss protection on certain approved loan commitments, primarily investment-grade commercial lending commitments.  You also disclose that you use other financial instruments to mitigate credit risks related to certain commitments not covered by SMFG.  Please revise your future filings to clarify the type of financial instruments used to mitigate credit risk on commitments not covered by SMFG.

Management's Discussion and Analysis, page 112
Critical Accounting Policies, page 117
Fair Value Hierarchy, page 117

9.      You disclose that appropriate valuation adjustments are made to the fair value for certain
        Level 2 and Level 3 financial assets and financial liabilities for a variety of factors
        including liquidity. Tell us the instruments for which you have made liquidity
        adjustments, the amount of such adjustments, your basis for the adjustment, and how you
        considered guidance in ASC 820-10-35-36B with respect to these adjustments.

Controls Over Valuation of Financial Instruments, page 117

10.     We note your policy of determining fair value, and the disclosures here regarding your
        control infrastructure that is "independent of the revenue producing units and is
        fundamental to ensuring that all of (y)our financial instruments are appropriately valued
        at market clearing levels." Please tell us, and disclose in future filings, the percentage of
        prices that are verified as well as whether the independent verification process is only for
        Level 3 instruments or for all fair value measurements.

Value-at-Risk, page 164

11.     You disclose here that your Value-at-Risk (VaR) model is regularly reviewed and
        enhanced in order to incorporate changes in the composition of inventory positions, as
        well as variations in market conditions.  Please respond to the following and expand your
        disclosure in future filings as appropriate:

        • Tell us the number of different VaR models that are used to determine your total
          trading VaR, and discuss the drivers regarding the need to use multiple different
          models.
        • Tell us how all of the different VaR models used are aggregated to arrive at your total
          trading VaR as well as the individual market risk categories disclosed. For example,
          clarify whether you simply aggregate the outputs from the different models or
          whether adjustments are made, and if so, how the adjustments are determined.
        • Tell us whether the VaR models used for regulatory capital purposes are the same as
          the VaR models used for your market risk disclosures. To the extent that certain of
          the models used for both purposes differ, please tell us the drivers behind those
          differences.
        • Discuss the process and validation procedures in place prior to implementing
          significant model and assumption changes. For example, discuss the approval process
          required, back-testing procedures performed, and periods of parallel model runs
          before implementation.
        • To the extent that all or some of your VaR models used for your market risk
          disclosures are different than those used to calculate regulatory capital, please tell us

whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

- Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 305(a)(1)(iii)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Stress Testing, page 164

12.     We note your response to prior comment 2 from our letter dated April 27, 2012.  In response to this comment, you have revised your disclosures on pages 164 and 169 to include specific examples of your indirect risk identified and considered in your stress scenarios that model a sovereign debt default.   While you disclose your use of stress tests in various pages throughout your filing, we believe that a more transparent disclosure of your portfolio reviews and stress testing related to such indirect exposure would be useful to readers. Therefore, please revise your future filings to address the following:

- More clearly disclose the nature of the portfolio reviews and stress testing you conducted related to your indirect exposures to these countries.
- More clearly disclose the most significant parameters of your stress tests in order to give the reader a better understanding of your focus in this area. Identify the key risks that your reviews and stress tests were designed to evaluate. For example, discuss the extent to which you evaluated the likelihood and implications of one or more countries exiting the Eurozone, including redenomination and revaluation risk.
- To the extent that redenomination and revaluation risk were considered in your reviews and stress tests, please clearly disclose how you considered the implications of such risks. Consider providing quantification of the assets and liabilities in these countries that are subject to redenomination risk.
- Discuss the most significant implications of your indirect exposure as identified by your reviews and stress tests, and discuss how you are managing these risks.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director